Exhibit 99.1

NOTICE TO THE MARKET

GERDAU AMERISTEEL CORPORATION AND GERDAU S.A. ANNOUNCE CLOSING OF TRANSACTION

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) and Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) announced the completion today of the acquisition of Gerdau Ameristeel by way of a Plan of Arrangement (the “Arrangement”).

Pursuant to the Arrangement, Gerdau S.A. acquired all of the issued and outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly, by it for US$11.00 in cash per share. Any questions or requests for assistance in surrendering certificates representing shares of Gerdau Ameristeel in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company, at 416-643-5500 or toll free at 1-800-387-0825 or by email at inquiries@cibcmellon.com. Non-registered shareholders should contact their broker or other intermediary for details.

De-listing of the common shares of Gerdau Ameristeel from the Toronto Stock Exchange and the New York Stock Exchange is expected to occur shortly. Concurrent with the delisting of its common shares, Gerdau Ameristeel will apply to all applicable Canadian securities regulatory authorities and to the Securities and Exchange Commission in order to cease to be a reporting issuer, and to withdraw its shares from registration, respectively.

About Gerdau S.A.

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of specialty long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of Sao Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (TSX: GNA), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is Gerdau S.A.

Rio de Janeiro, August 30th, 2010.

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer